UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ACE AVIATION HOLDINGS INC
(Name of Issuer)

          Common Stock – Class A Variable Voting Shares
(Title of Class of Securities)

             00440P201
(CUSIP Number)

John Maynard
West Face Capital Inc.
2 Bloor Street East, Suite 810
Toronto, Ontario M4W 1A8
647-724-8911
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           December 4, 2008
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Page 2 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	3,915,325
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	3,915,325
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,915,325
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.33% based on 25,537,225 shares outstanding. (1)
14.	Type of Reporting Person: CO, IA

(1)  This amount includes an amount of Shares that the Reporting Person is entitled to obtain upon the conversion of convertible bonds.

SCHEDULE 13D

Page 3 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	3,915,325
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	3,915,325
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,915,325
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.33% based on 25,537,225 shares outstanding. (1)
14.	Type of Reporting Person: IN, HC

(1)  This amount includes an amount of Shares that the Reporting Person is entitled to obtain upon the conversion of convertible bonds.

SCHEDULE 13D

Page 4 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PALOMA INTERNATIONAL L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	911,191
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	911,191
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 911,191
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.57% based on 25,537,225 shares outstanding. (1)
14.	Type of Reporting Person: PN

(1)  This amount includes an amount of Shares that the Reporting Person is entitled to obtain upon the conversion of convertible bonds.

Page 5 of 12 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). S. DONALD SUSSMAN
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	911,191
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	911,191
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 911,191
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.57 % based on 25,537,225 shares outstanding. (1)
14.	Type of Reporting Person: IN, HC

(1)  This amount includes an amount of Shares that the Reporting Person is entitled to obtain upon the conversion of convertible bonds.

Page 6 of 12 Pages

This Amendment No. 3 relates to the Statement of Beneficial Ownership on Schedule 13D filed by West Face Capital Inc. (“West Face”), and Gregory A. Boland (“Mr. Boland”), Paloma International, L.P. (“Paloma”), and S. Donald Sussman (“Mr. Sussman”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on November 28, 2008, Amendment No. 1 to the Schedule 13D filed on November 28, 2008 and Amendment No. 2 to the Schedule 13D filed on November 28, 2008 (collectively, the “Schedule 13D”).  Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following information for updating as of December 4, 2008

Since October 5, 2008 (60 days prior to the date of the event requiring the filing of this statement), reportable Shares acquired by the Reporting Persons were acquired for the account of WFMF and WFLP, except as previously disclosed in the initial Schedule 13D and in Amendments No. 1  and No. 2 thereto.  The aggregate purchase price paid by the relevant Reporting Persons for such Shares was approximately $556,365 CAD.  The source of funds for these acquisitions was the working capital of the WFMF and WFLP.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following information for updating as of December 4, 2008

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations. Although the acquisition of the Shares is for investment purposes, the Reporting Persons may pursue, either alone or with others, discussions with management or directors of the issuer regarding alternatives to protect, grow and ultimately realize long-term value for shareholders.  Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such other alternatives as the Reporting Persons deem appropriate with other shareholders, industry analysts, investment and financing professionals or any other third parties.

West Face has requisitioned the directors of the Company to call a shareholder meeting in accordance with section 143 of the Canada Business Corporations Act (attached as Exhibit C).  The outcome of this meeting may result in a change to the Company’s present board of directors or management of the Company.  West Face intends to propose at a later date nominees for election to the board of directors.  West Face is not acting

Page 7 of 12 Pages

jointly with any other shareholder and is not seeking control or effective control of the Company other than the election of its nominees to the board of directors. Except as set forth above, none of the Reporting Persons, including West Face and Mr. Boland, have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (c), and (e) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to add the following information for updating as of December 4, 2008.

According to information filed by the Company with the Commission, as of September 30, 2008 the number of Shares outstanding was 25,171,000 based on the Company’s Report on Form 6-K, filed on November 12, 2008.  Pursuant to Rule 13d-3(d)(1)(i)(D), in calculating the percentages of beneficial ownership Reporting Persons have added 366,225 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the conversion of convertible bonds.

(a)(i)  Each of West Face and Mr. Boland may be deemed to be the beneficial owner of 3,915,325 Shares (approximately 15.33% of the total number of Shares outstanding).  This amount consists of: (A) 1,899,859 Shares held for the account of WFMF; (B) 1,104,175 Shares held for the account of WFLP; and (C) 911,191 Shares held for Paloma.

(a)(ii) Each of Paloma and Mr. Sussman may be deemed to be the beneficial owner of 911,191 Shares (approximately 3.57% of the total number of Shares outstanding).  This amount consists of 911,191 Shares held for the account of Sunrise Partners Limited Partnership.

(b)(i)  Each of West Face and Mr. Boland may be deemed to have shared power to direct the voting and disposition of the 3,915,325 Shares that they may be deemed to beneficially own as set forth above.

(b)(ii)  Each of Paloma and Mr. Sussman may be deemed to have shared power to direct the voting and disposition of the 911,191 Shares that Paloma and Mr. Sussman may be deemed to beneficially own as set forth above.

(c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no reportable transactions with respect to the Shares since October 5, 2008 (60 days prior to the date of the event requiring the filing of this statement) by any of the Reporting Persons, other than those transactions reported on the initial Schedule 13D and Amendment No. 1 and Amendment 2 thereto.

Item 7.	Material to be filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following information for updating as of December 4, 2008.

EXHIBIT INDEX

Page 8 of 12 Pages

Ex.		Page No.
C	West Face Requisition of Directors of ACE Aviation Holdings Inc.	11

Page 9 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2008	WEST FACE CAPITAL INC.

By: /s/ John Maynard
Name: John Maynard
Title: Chief Financial Officer

Date: December 9, 2008	GREGORY A. BOLAND
By: /s/ Gregory A. Boland

Date: December 9, 2008	PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., its general partner

By: /s/ Michael Berner
Name: Michael Berner
Title: Vice President

Date: December 9, 2008	S. DONALD SUSSMAN
By: /s/ Michael Berner
Name: Michael Berner
Title: Attorney-in-Fact

Page 10 of 12 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
ACE AVIATION HOLDINGS INC

A.  Transactions for the account of West Face Long Term Opportunities Master Fund L.P.:

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
November 19, 2008	PURCHASE	97,500	$3.34 CAD
November 20, 2008	PURCHASE	3,600	$3.11 CAD

B.  Transactions for the account of West Face Long Term Opportunities (USA) Limited Partnership:

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
November 19, 2008	PURCHASE	59,600	$3.34 CAD
November 20, 2008	PURCHASE	6,400	$3.11 CAD

Page 11 of 12 Pages

EXHIBIT C

West Face Capital

December 4, 2008

Sent via Courier PRIVATE AND CONFIDENTIAL

Robert A. Milton
Chairman, President and Chief Executive Officer
ACE Aviation Holdings Inc.
5100 de Maisonneuve West
Montreal, Quebec
H4A 3T2

The undersigned parties requisition the directors of ACE Aviation Holdings Inc. (the “Corporation”) to call a special meeting of the shareholders of the Corporation (the “Meeting”) pursuant to section 143 of the Canada Business Corporations Act (the “CBCA”).  The undersigned collectively hold not less than 5% of the issued and outstanding shares of the Corporation carrying the right to vote at a meeting of shareholders.

The Meeting is to be held for the following purposes:

•	to consider an ordinary resolution to remove from office all of the current directors of the Corporation;

•	to set the size of the board of directors of the Corporation at such number as the shareholders may determine at the meeting;

•	to elect directors to hold office until the next annual meeting of the shareholders of the Corporation; and

•	to conduct such other business as may properly come before the Meeting, including matters necessary or desirable to implement the foregoing.

The undersigned intend to put forward nominees for election to the board of directors at the meeting and will provide information regarding such nominees shortly. The undersigned request that the Meeting be held as soon as possible. Copies of this requisition are being delivered concurrently to each director of the Corporation.

2 Bloor Street East, Suite 810, Box #85,  Toronto, Ontario   M4W 1A8
Tel: 647.724.8900    Fax: 647.724.8910     info@westfacecapital.com

Page 12 of 12 Pages

WEST FACE LONG TERM OPPORTUNITIES LIMITED PARTNERSHIP by its General Partner, WEST FACE GENERAL PARTNER INC.

by	/s/ Greg Boland
Name: Greg Boland
Title: Director

WEST FACE LONG TERM OPPORTUNITIES (USA) LIMITED PARTNERSHIP by its General Partner, West Face Capital LLC by its sole member WEST FACE GENERAL PARTNER INC.

by	/s/ Greg Boland
Name: Greg Boland
Title: Director

WEST FACE LONG TERM OPPORTUNITIES MASTER FUND L.P. by its General Partner, WEST FACE (CAYMAN) INC.

by	/s/ Greg Boland
Name: Greg Boland
Title: Director